UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

November 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 559211 10 7	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,141,419
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 3,141,419
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,141,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,141,419
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 3,141,419
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,141,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: VADUZ, LIECHTENSTEIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: JERSEY, CHANNEL ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 559211 10 7	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MI DEVELOPMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,141,419
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 3,141,419
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,141,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 559211 10 7	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 3,191,419
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 3,191,419
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,191,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 8 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 11 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt (“Bergenie”), MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended (to among other things, add Fair Enterprise Limited (“Fair Enterprise”) as a reporting person), with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (“MECA Shares”), of Magna Entertainment Corp., a Delaware company (the “Company”), and is being filed to report the disposition of all the MECA shares previously held by Fair Enterprise. Because the Stronach Trust holds a controlling voting interest in MID, the Stronach Trust may also be deemed to have beneficial ownership of any securities beneficially owned by MID, including any MECA Shares beneficially owned by MID.

All information in this Amendment No. 11 relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.

Item 4.	Purpose of the Transaction.

Fair Enterprise disposed of all of its previously held MECA shares on November 25, 2008 in consideration for $886,284.00, which amount was satisfied by the issuance of a Promissory Note in the amount of $886,284.00 (the “Promissory Note”) from 2191273 Ontario Inc. (the “Trustee”), in its capacity as trustee of The Azalea 2008 Trust (the “Trust”), pursuant to a Share Purchase Agreement between Fair Enterprise and the Trustee dated November 25, 2008 (the “Share Purchase Agreement”), which is attached hereto as Exhibit A. Pursuant to the Share Purchase Agreement, the Trust has agreed to sell the MECA Shares purchased from Fair Enterprise as soon as practicable after November 25, 2008 and in an orderly fashion when permitted to do so under applicable securities laws, and to apply the proceeds of such sale to the repayment of the Promissory Note. The Trust intends on donating any sales proceeds in excess of amounts required to repay the Promissory Note (after expenses) resulting from the sale of the MECA Shares purchased from Fair Enterprise to one or more registered Canadian charities designated by the Trustee.

None of the Reporting Persons currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth herein. However, the reporting persons evaluate on an ongoing basis their investment in the Company and their options with respect to such investment. As a result of such evaluation, one or more of the reporting persons, may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5.	Interest in Securities of the Issuer

(a)	Frank Stronach is the beneficial owner of 50,000 MECA Shares that are subject to a currently outstanding and immediately exercisable option (the “Option”) that was issued to him by the Company on July 14, 2000 in partial consideration for his services as Chairman. The Option is held directly by Mr. Stronach.

Frank Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach, Belinda Stronach and Andrew Stronach, who are immediate family members of Frank Stronach. Frank Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Frank Stronach. The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds 363,414 Class B Shares of MID (“MID Class B Shares”), such shares representing approximately 56.5% of the total votes carried by the Class A Subordinate Voting Shares and Class B Shares of MID. MID beneficially owns 3,141,419 MECA Shares (including 2,923,303 MECA Shares issuable upon conversion of Class B Shares of the Company (“MECB Shares”) held by MID).

Assuming the beneficial ownership of all MECA Shares of which Mr. Stronach may be deemed to have beneficial ownership, (i) Frank Stronach is the beneficial owner of 3,191,419 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option), representing 50.8% of the MECA Shares (determined in accordance with Rule 13d-3), and (ii) each of the Stronach Trust, 445327 and MID is the beneficial owner of 3,141,419 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID), representing 53.9% of the MECA Shares.

The filing of this amendment shall not be construed as an admission that Mr. Stronach beneficially owns any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327 or MID. The reporting persons disclaim beneficial ownership of all shares of the Company held by other reporting persons for purposes other than U.S. securities law purposes. The reporting persons disclaim beneficial ownership of the MECA Shares held by the U.S. profit sharing plan of Magna International Inc. (“Magna”) (10,327 shares as of October 31, 2008) and the 917 MECA Shares held by 865714 Ontario Inc., a subsidiary of Magna that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of management of Magna. The MECA Shares held by Magna’s U.S. profit sharing plan and by 865714 Ontario Inc. have been excluded from the calculations above.

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 9 of 11 Pages

(b)	Frank Stronach, the Stronach Trust, 445327 and MID may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

(c)	On November 25, 2008, Fair Enterprise disposed of all its MECA Shares.

(d)	Not Applicable

(e)	On November 25, 2008, Fair Enterprise and Bergenie ceased to be the beneficial owner of more than five percent of the MECA Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The discussion of the Share Purchase Agreement in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Share Purchase Agreement

Exhibit B	Joint Filing Agreement

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Ruth Sinclair
Name:	Ruth Sinclair
Title:	Authorized Signatory

By:	/s/ Alexander Schenkenbach
Name:	Alexander Schenkenbach
Title:	Authorized Signatory

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt - Director
Title:	Authorized Signing Officer

CUSIP No. 559211 10 7	SCHEDULE 13D/A	Page 11 of 11 Pages

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director Authorized Signing Officer

MI DEVELOPMENTS INC.

By:	/s/ Richard Crofts
Name:	Richard Crofts
Title:	Executive Vice President, Corporate Development, General Counsel and Secretary

EXHIBIT A

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 25 th day of November, 2008,

B E T W E E N:

FAIR ENTERPRISE LIMITED, a company incorporated and existing under the laws of the Island of Jersey, Channel Islands,

(the “Vendor”)

OF THE FIRST PART

- and -

2191273 ONTARIO INC., in its capacity as the Trustee of The Azalea 2008 Trust,

(the “Purchaser”)

OF THE SECOND PART

WHEREAS the Vendor is the registered and beneficial owner of 628,570 Class A Shares (collectively, the “Purchased Shares”) in the capital of Magna Entertainment Corp. (“MEC”);

AND WHEREAS the Vendor wishes to sell and the Purchaser wishes to purchase the Shares on the terms and conditions hereinafter set forth;

NOW THEREFORE this Agreement witnesseth that in consideration of the premises and mutual covenants and conditions hereinafter contained the parties hereto hereby agree as follows:

1.	The Vendor shall sell, assign, transfer and set over to the Purchaser and the Purchaser shall purchase from the Vendor, on and subject to the terms and conditions hereinafter contained, effective on November 25, 2008 (the “Effective Date”) all the Vendor’s right, title and interest in and to the Purchased Shares.

2.	The Vendor shall take or cause to be taken all proper steps, actions and proceedings to enable the Vendor to vest good and marketable title to the Purchased Shares in the Purchaser free of all liens, charges, encumbrances and security interests and shall deliver to the Purchaser such transfers, assignments and consents as may be required to transfer the Purchased Shares from the name of the Vendor to the name of the Purchaser in the records of MEC.

3.	The total purchase price payable for the Purchased Shares shall be US$886,284.00 (the “Purchase Price”) being the amount calculated by multiplying (x) the November 25, 2008 closing price (expressed in U.S. dollars) of one Class A Share in the capital of MEC as quoted on the National Association of Securities Dealers Automated Quotations (NASDAQ) Stock Market, by (y) 628,570, being the number of Purchased Shares.

4.	The purchase and sale of the Purchased Shares shall be completed at 5:00 p.m. (Toronto time) on the Effective Date and Purchase Price shall be paid and satisfied on the Effective Date by the issue by the Purchaser to the Vendor of a promissory in the form annexed to this Agreement as Schedule “A” (the “Note”).

5.	The Vendor warrants and represents to the Purchaser that:

(a)	the Vendor is the beneficial owner of the Purchased Shares with good and marketable title, free and clear of all encumbrances;

(b)	the Vendor has not pledged, hypothecated or otherwise encumbered the Purchased Shares; and

(c)	the Vendor has the power and authority to sell the Purchased Shares to the Purchaser.

6.	The Purchaser represents and warrants to the Vendor that:

(a)	the Purchaser has the power and authority to purchase the Purchased Shares from the Vendor.

7.	The Purchaser covenants and agrees with the Vendor that the Purchaser shall sell the Purchased Shares as soon as practicable after the Effective Date and in an orderly fashion when permitted to do so under applicable securities laws, and shall apply the proceeds of sale (net of any reasonable expenses of sale and trustee fees) to the repayment of the Note.

8.	Time shall be of the essence of this Agreement.

9.	The parties shall sign such further and other papers and documents, and do and perform and cause to be done or performed, such further and other acts or things as may be necessary or desirable to give full force and effect to this Agreement and every part thereof.

10.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

11.	This Agreement and the rights of the parties hereto hereunder shall be governed by and construed according to the laws of the Province of Ontario.

12.	This Agreement may be executed in counterparts, each of which shall constitute an original and both of which taken together shall constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signal copy of this Agreement which was so faxed.

[signatures on next page]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date first mentioned above.

For and on behalf of: FAIR ENTERPRISE LIMITED Acting by:

Per:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Trust Company LTD – Director

Per:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Corporate Services LTD – Director

I/We have the authority to bind the corporation

2191273 ONTARIO INC., Trustee of The Azalea 2008 Trust

Per:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	President

I/We have the authority to bind the corporation

SCHEDULE “A”

FORM OF PROMISSORY NOTE

********************************

PROMISSORY NOTE

US$886,284.00	November 25, 2008

FOR VALUE RECEIVED, 2191273 Ontario Inc., the Trustee of The Azalea 2008 Trust (“Maker”), promises to pay to the order of Fair Enterprise Limited, and its successors and assigns (“Holder”), at such location directed by Holder the principal sum of US$886,284.00, or so much thereof as shall be outstanding from time to time under this promissory note (the “Note”).

Prior to the occurrence of an Event of Default (as defined below) this Note shall not bear interest. After the occurrence of an Event of Default, the entire outstanding principal balance of this Note shall bear interest at a default rate equal to the Prime Rate plus 2% per annum. If any judgment is rendered in favour of Holder against Maker in respect of Maker’s obligations under this Note, said judgment shall bear interest at the rate equal to the Prime Rate plus 2% per annum. In this Note, “Prime Rate” means the rate of interest per annum quoted or published from time to time by The Bank of Nova Scotia (or, if such bank ceases to exist, any other Canadian chartered bank designated by the Holder at any time and from time to time for this purpose) as its prime or reference rate of interest for Canadian dollar demand loans offered to its best commercial clients made in Toronto, Ontario, as adjusted automatically upon any change in such rate of interest, and amounts calculated at such rates shall be calculated and compounded daily.

If not sooner payable due to an Event of Default (defined below) or by way of mandatory or voluntary prepayment hereunder, the entire outstanding principal balance hereof, together with all accrued and unpaid interest, shall be due and payable in full without notice or demand on December 31, 2010 (the “Maturity Date”).

In the absence of an Event of Default, Maker shall have the right, at any time and from time to time, to prepay the unpaid principal evidenced by this Note in whole or in part, without premium or penalty but with accrued interest, if applicable, to the date of such prepayment on any amount prepaid. The Maker shall make a mandatory prepayment of the unpaid principal evidenced by this Note concurrently with the receipt by Maker of any proceeds of sale (net of any reasonable expenses of sale and applicable trustee fees) arising from the sale or other disposition of any of the 628,570 Class A shares in the capital of Magna Entertainment Corp. (collectively, the “MEC Shares”) held by Maker as at the date of this Note, and which mandatory prepayment shall also include accrued interest, if applicable, to the date of such prepayment on any amount prepaid. All such prepayments made by Maker to Holder shall be applied first to accrued and unpaid interest, if any, and the balance, if any, to principal.

The occurrence of any one or more of the following events, circumstances or conditions shall constitute a default hereunder (an “Event of Default”): (i) failure of Maker to pay to Holder, within five (5) days after the same shall become due (whether on the stated due date, at scheduled maturity, upon acceleration or otherwise), the interest due, if any, or other indebtedness evidenced by this Note, as required under the provisions of this Note; (ii) failure of Maker to perform any other obligation or agreement of Maker under this Note; (iii) the Maker is in breach or default of any of its obligations under the share purchase agreement between the Maker and the Holder made the 25th day of November, 2008; (iv) the performance hereunder by Maker of any of its obligations pursuant to this Note is or shall become illegal or impossible for any reason whatsoever; (v) Maker takes (or is made subject to) any action or institutes legal proceedings for (1) its winding-up, dissolution or reorganization or (2) for the appointment of a receiver, trustee or similar officer or of any of its revenues and assets; or Maker makes a general settlement or assignment for the benefit of creditors; or (vi) Maker defaults in the performance of any agreement for borrowed or deposited funds, and/or defaults under any outstanding guarantee in favour of any other person. At any time after the occurrence of an Event of Default hereunder, the indebtedness evidenced by this Note and/or any note(s) or other obligations which may be taken in renewal, extension, substitution or modification of all or any part of the indebtedness evidenced hereby or thereby, shall, at the option of Holder, immediately become due and payable without demand upon or notice to Maker, and Holder shall be entitled to exercise any remedies set forth herein or as provided by law.

The recourse of the Holder against the Maker under this Note, and the liability of the Maker to the Holder under this Note, shall be limited to the enforcement and realization by the Holder of its legal and equitable rights and remedies against the MEC Shares and the proceeds thereof. Notwithstanding the foregoing, upon the occurrence and during the continuance of an Event of Default, Holder is also authorized, without notice to Maker (the giving of notice being expressly waived by Maker) to set off and apply any indebtedness owing by Holder to Maker against the indebtedness evidenced by this Note, although then contingent or unmatured.

Holder may transfer this Note and the transferee(s) shall thereupon become vested with all the powers and rights herein given to Holder hereunder; and Holder shall thereafter be forever relieved and fully discharged from any liability or responsibility in this matter.

Maker hereby waives presentment for payment, demand, notice of dishonour, protest, extension of time without notice and/or any and all requirements necessary to hold Maker liable as maker, waives the benefit of any exemption from creditors’ rights, and agrees that (i) any security, collateral, lien, and/or right of setoff securing any indebtedness evidenced by this Note may, from time to time, in whole or in part, be exchanged or released, and any person or entity liable on or with respect to this Note may be released, all without notice to or further reservations of rights against Maker, and all without in any way affecting or releasing the liability of Maker, any endorser, surety or guarantor, and (ii) none of the terms or provisions hereof may be waived, altered, modified or amended orally, by course of conduct, dealing or performance, or otherwise, except as Holder may specifically agree in writing.

Maker hereby agrees to pay all out-of-pocket costs and expenses, including reasonable solicitors’ fees, incurred by Holder in connection with the collection of the indebtedness evidenced by this Note, any modification hereof, or in enforcing or protecting any of the rights, powers, remedies and privileges of Holder hereunder.

Principal and interest payable hereunder shall be payable in lawful currency of the United States of America to Holder at such place designated by Holder in writing, without deduction for or on account of any present or future taxes, duties or other charges levied or imposed on this Note, the proceeds hereof, or on Maker or Holder by any government, or any instrumentality, authority or political subdivision thereof. Maker shall pay all such taxes (other than taxes on or measured by income of the holder hereof), duties, and other charges in addition to the principal evidenced by this Note. Without limiting the foregoing, Maker shall pay all documentary stamp taxes payable with respect to this Note.

Maker agrees that this Note shall be deemed to have been made under and shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein. If any provision of this Note shall be deemed unenforceable under applicable law, such provision shall be ineffective, but only to the extent of such unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Note. All provisions of this Note shall be construed to be valid and enforceable to the fullest extent allowed by law. Failure of Holder to exercise any right or remedy on any one occasion shall not constitute a waiver of the right to exercise such right or remedy at any future time or with respect to any other occasion. All of the terms and provisions of this Note shall be applicable to and be binding upon each and every maker, endorser, surety, guarantor, and all other persons who are or may become liable for the payment hereof, and their respective heirs, personal representatives, successors and assigns.

(signature appears on the following page)

IN WITNESS WHEREOF, Maker has authorized, executed and delivered this Note on November 25, 2008.

2191273 Ontario Inc., Trustee of the Azalea 2008 Trust

By:	/s/ Timothy Jones
Name:	Timothy Jones
Title:	President

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 26, 2008

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Ruth Sinclair
Name:	Ruth Sinclair
Title:	Authorized Signatory

By:	/s/ Alexander Schenkenbach
Name:	Alexander Schenkenbach
Title:	Authorized Signatory

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt - Director
Title:	Authorized Signing Officer

CUSIP No. 559211 10 7	SCHEDULE 13D/A

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director Authorized Signing Officer

MI DEVELOPMENTS INC.

By:	/s/ Richard Crofts
Name:	Richard Crofts
Title:	Executive Vice President, Corporate Development, General Counsel and Secretary